Exhibit 99.8

James Hardie Industries SE Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 497 1128

15 December 2011

The Manager

Company Announcements Office

Australian Securities Exchange Limited

20 Bridge Street

SYDNEY NSW 2000

Dear Sir

Cancellation of Shares

In relation to the on-market buy-back program announced on 17 May 2011, James Hardie Industries SE (JHISE) advises that:

•	990,000 JHISE shares represented by CUFS that were bought back by JHISE between 1 October 2011 and 15 December 2011 have been cancelled effective 15 December 2011;

•	the total amount paid by JHISE to buy back the CUFS representing the cancelled JHISE shares was A$5,433,328; and

•	all of the securities bought by JHISE under the buy-back were CUFS (with each of the CUFS representing one share in the capital of JHISE).

As a result of this cancellation, the number of CUFS issued and quoted on the ASX as at the opening of business on 15 December 2011 is now 435,019,528.

Yours faithfully

Marcin Firek

Company Secretary

James Hardie Industries SE is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman), Brian Anderson (USA), David Dilger, David Harrison (USA), James Osborne, Donald McGauchie (Australia), Rudy van der Meer (Netherlands).

Chief Executive Officer: Louis Gries

Company number: 485719